(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

November 27, 2009

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Central Investment Portfolios LLC (the Company):

Fidelity Consumer Discretionary Central Fund
Fidelity Consumer Staples Central Fund
Fidelity Emerging Markets Equity Central Fund
Fidelity Energy Central Fund
Fidelity Financials Central Fund
Fidelity Floating Rate Central Fund
Fidelity Health Care Central Fund
Fidelity High Income Central Fund 1
Fidelity Industrials Central Fund
Fidelity Information Technology Central Fund
Fidelity International Equity Central Fund
Fidelity Materials Central Fund
Fidelity Telecom Services Central Fund
Fidelity Utilities Central Fund (the funds)

File No. 811-21667
Amendment No. 23

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the Company is an amendment to the Company's registration statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Company. This filing also includes a conformed copy of the manually signed consent of the Company's independent registered public accounting firm, the original of which is maintained at the offices of the Company.

This filing includes the following items: Cover letter, facing page, Part A, Part B, and Part C for Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Emerging Markets Equity Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Floating Rate Central Fund, Fidelity Health Care Central Fund, Fidelity High Income Central Fund 1, Fidelity Industrials Central Fund, Fidelity Information Technology Central Fund, Fidelity International Equity Central Fund, Fidelity Materials Central Fund, Fidelity Telecom Services Central Fund, and Fidelity Utilities Central Fund. The documents have been modified to reflect amendments made to Form N-1A under the Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies Final Rule. This is the first filing of these documents in the amended format. Due to the extent of the modifications made to Part A, these documents have not been tagged to indicate changes made since the last definitive filing. The funds Part B, as filed herein, has been tagged to indicate modifications and editorial changes made since the filing of Amendments No. 21.

The principal purpose of this filing is to update the funds' financial information for the fiscal year ended September 30, 2009. This filing also serves to update standard disclosure and implement editorial changes for the fund.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Catherine Conlin
Catherine Conlin
Legal Product Group